SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)1

HALLMARK FINANCIAL SERVICES, INC.

(Name of issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.18 PER SHARE

(Title of class of securities)

40624Q104

(CUSIP number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

(Name, address and telephone number of person
authorized to receive notices and communications)

March 31, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   /  /

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,319,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,319,113
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,319,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,643,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,643,965
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,865
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,630,865
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,111,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,111,494
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,111,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,111,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,111,494
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,111,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,202,919
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,202,919
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,202,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE FOCUS FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DETROIT STOKER COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,732
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,732
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DSC SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,732
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,732
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned. This Amendment No. 9 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Special Opportunity Fund I, L.P., a Delaware limited partnership (“NSOF I”), Newcastle Special Opportunity Fund II, L.P., a Delaware limited partnership (“NSOF II”), Newcastle Focus Fund II, L.P., a Texas limited partnership (“NFF”), Mark E. Schwarz (“Schwarz”), DSC Services Inc., a Delaware corporation (“DSC”) and Detroit Stoker Company, a Michigan corporation (“Detroit Stoker”) (NP, NCG, NCM, NSOFI, NSOFII, NFF, Schwarz, DSC and Detroit collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NSOF I, NSOF II and NFF, NCG, as the general partner of NCM, and Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP, NSOF I, NSOF II and NFF.   NCG and Schwarz may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all shares controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In addition, because DSC is the parent company of Detroit Stoker and because Schwarz and NCG together hold 100% of outstanding shares of the DSC, DSC and Schwarz may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all the shares of Common Stock held by Detroit Stoker. The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of each of DSC and Detroit Stoker, as of the date hereof.

Mark E. Schwarz is the managing member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general partner of NP. The principal business of NP, NSOF I, NSOF II and NFF is investing in securities. The principal business of DSC is the holding company of Detroit Stoker.  The principal business of Detroit Stoker is the manufacture, marketing and sale of stoker products for industrial boilers.  The principal business address for each of Schwarz, NCG, NCM, NP, NSOF I, NSOF II, NFF and DSC is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.  The principal business address of Detroit Stoker is 1510 East First Street Monroe, MI 48161.

CUSIP No. 40624Q104

Item 2(d)     During the last five years, none of the Reporting Persons nor the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)     Schwarz is a citizen of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration

 Item 3 is hereby amended to add the following paragraph:

As of the filing date of this Amendment No. 9, Detroit Stoker had invested $140,509.50 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of Detroit Stoker.  DSC does not directly own any shares of Common Stock.

Item 5.                                Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

(a)  The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 20,863,670 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 20, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2009.

As of the filing date of this Amendment No. 9, NP beneficially owned 7,319,113 shares of Common Stock, representing approximately 35.1% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 9, NSOF I beneficially owned 1,643,965 shares of Common Stock, representing approximately 7.9% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 40624Q104

As of the filing date of this Amendment No. 9, NSOF II beneficially owned 1,630,865 shares of Common Stock, representing approximately 7.8% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 9, NFF beneficially owned 2,400 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 7,319,113 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and may also be deemed to beneficially own 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, NCM may be deemed to beneficially own shares representing approximately 58.1% of the issued and outstanding Common Stock of the Issuer.

NCG, as the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 7,319,113 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, NCM may be deemed to beneficially own shares representing approximately 58.1% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 9, Mark Schwarz directly owned 51,526 shares of Common Stock and options to purchase 19,167 shares of Common Stock that are exercisable within 60 days of the filing date.  As the managing member of NCG, the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, Mr. Schwarz may also be deemed to beneficially own the 7,319,113 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In addition, since Mr. Schwarz and NCG together hold 100% of outstanding shares of the DSC, which in turn is the parent company of Detroit Stoker, Mr. Schwarz may also be deemed to own the 20,732 shares beneficially owned by Detroit Stoker. In total, Mr. Schwarz may be deemed to beneficially own shares representing 58.5% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 9, Detroit Stoker beneficially owned 20,732 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.  As the parent company of Detroit Stoker, DSC may be deemed to own the 20,732 shares of Common Stock beneficially owned by Detroit Stoker.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

CUSIP No. 40624Q104

(b)  By virtue of his position with NP, NSOF I, NSOF II, NCM, NCG, NFF, DSC and Detroit Stoker, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement.

           Item 5(c) is hereby amended to add the following:

Schedule B hereto sets forth the transactions effected during the past sixty days by the Reporting Persons.

Item 7.                           Materials to be Filed as Exhibits.

99.1
Joint Filing Agreement dated as of April 2, 2009 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., Newcastle Special Opportunity Fund I, L.P., Newcastle Special Opportunity Fund II, L.P., Newcastle Focus Fund II, L.P., Mark E. Schwarz, DSC Services Inc. and Detroit Stoker Company.

CUSIP No. 40624Q104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2009	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

/s/ Mark Schwarz
MARK SCHWARZ

NEWCASTLE FOCUS FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

DSC SERVICES INC.

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Officer

DETROIT STOKER COMPANY

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Office

CUSIP No. 40624Q104
Schedule A

Directors and Executive Officers of DSC Services Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director, President & Chief Executive Officer	Principal, Newcastle Capital Management, L.P., a private investment management firm and Insurance Company Executive (Executive Chairman, Hallmark Financial Services, Inc.)	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
John Murray Vice President & Treasurer	Vice President and Chief Financial Officer, Newcastle Capital Management, L.P.	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Evan Stone Vice President & Secretary	Vice President and General Counsel, Newcastle Capital Management, L.P.	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201

Directors and Executive Officers of Detroit Stoker Company

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director, Chairman & Chief Executive Officer	Principal, Newcastle Capital Management, L.P., a private investment management firm and Insurance Company Executive (Executive Chairman, Hallmark Financial Services, Inc.)	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Tom Giaier President	Executive of Industrial Company (Detroit Stoker Company)	Detroit Stoker Company 1510 East First Street Monroe, MI 48161
Dan Pruss Director of Finance & Treasurer	Executive of Industrial Company (Detroit Stoker Company)	Detroit Stoker Company 1510 East First Street Monroe, MI 48161
John Murray Vice President & Assistant Treasurer	Vice President and Chief Financial Officer, Newcastle Capital Management, L.P.	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Evan Stone Vice President & Secretary	Vice President and General Counsel, Newcastle Capital Management, L.P.	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201

CUSIP No. 40624Q104
Schedule B

Transactions in the Common Stock During the Past 60 Days

Detroit Stoker Company

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

3/31/09	Buy	10,732	6.94
4/01/09	Buy	10,000	6.56